Sanofi Pasteur Completes

the Acquisition of Acambis

- This acquisition strengthens Sanofi Pasteur’s vaccine pipeline to better answer global health needs -

Paris, France, September 25, 2008 – Sanofi Pasteur announced today that Sanofi Pasteur Holding has successfully completed the acquisition of Acambis plc for £ 285 million. Acambis becomes today a wholly-owned subsidiary of Sanofi Pasteur Holding, the parent company of Sanofi Pasteur, the vaccines division of the sanofi-aventis Group

Acambis is a vaccine company developing novel vaccines that address significant unmet medical needs or substantially improve standards of care. The integration of Acambis’ activities strengthens Sanofi Pasteur’s vaccine pipeline of vaccines in development to better answer global health needs.

Commenting on the acquisition, Wayne Pisano, President and Chief Executive Officer of Sanofi Pasteur declared: “This acquisition is a logical and strategic step, building upon Sanofi Pasteur and Acambis’ decade long partnership to develop novel vaccines. Acambis’ skilled workforce of individuals who share our passion for vaccines and prevention of infectious diseases will contribute to our efforts in answering unmet medical needs of people around the world. We look forward to welcoming them into Sanofi Pasteur’s organization and joining us in writing new pages of vaccine history.”

Sanofi Pasteur was already developing three vaccines in partnership with Acambis: vaccines against dengue, Japanese Encephalitis and West Nile virus. An efficacy study of the vaccine against dengue is set to begin by the end of 2008. The vaccine against Japanese Encephalitis is in Phase III of development. First filings for registration are planned in 2009. The vaccine against West Nile virus is in Phase II of development with results of this study expected by the end of the year.

The integration of Acambis’ discovery and development capabilities into Sanofi Pasteur will strengthen Sanofi Pasteur’s research powerhouse and feed future growth with projects such as:

-	A vaccine in development against C. difficile, the most common cause of infectious diarrhea in hospitalized patients in the industrialized world

-

A novel approach to vaccination against influenza based on M2 protein - a small protein on the surface of influenza virus - that has the potential to increase the effectiveness of seasonal vaccines and to offer new perspectives for a pandemic preparedness program

-	A pre-clinical program to develop a vaccine against herpes, a virus characterized by a lifelong, latent infection that can cause recurrent disease.

Acambis’s existing dedicated manufacturing capabilities will complement and enhance those already in place within Sanofi Pasteur’s global operation. The combination of both companies expertise in the production of vaccines will maximize the prospects for ongoing projects.

Sanofi Pasteur will also broaden its public health mission by honoring a 10 year contract signed by Acambis in April 2008 to produce ACAM 2000® smallpox vaccine for the U.S. government strategic national stockpile.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a 1.6 billion doses of vaccine in 2007, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, Sanofi Pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR 1 million in research and development. For more information, please visit: www.sanofipasteur.com or www.sanofipasteur.us

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include product development, product potential projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although Sanofi-Aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi-Aventis’s annual report on Form 20-F for the year ended 31 December 2007. Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi Pasteur	Sanofi Pasteur

Pascal Barollier	Len Lavenda

Media Relations	Media Relations US

Tel: + 33-(0)4-37-37-51-41	Tel: + 1-570-839-4446

pascal.barollier@sanofipasteur.com	len.lavenda@sanofipasteur.com